May 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SS INNOVATIONS INTERNATIONAL, INC. Registration Statement on Form S-3 (File No. 333-295501)

Request for Acceleration of Effective Date Requested Date: May 18, 2026 Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-3, as amended, (File No. 333-295501) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on May 18, 2026, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel Dale Bergman of Lewis Brisbois Bisgaard & Smith LLP at 954.302.4162.

Very Truly Yours,
SS INNOVATIONS INTERNATIONAL, INC.

By:	/s/ Sudhir Srivastava
Name: Dr. Sudhir Srivastava Title: Chairman and Chief Executive Officer